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Exhibit 4.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read this discussion and analysis in conjunction with our consolidated financial statements and related notes thereto that appear elsewhere in this offering circular. All figures are in Canadian dollars unless otherwise noted. Included herein are certain forward-looking statements that involve various risks, uncertainties and other factors. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors".

Overview

Nature of Business

        We explore for, develop, mine and process base metals and endeavor to continuously improve our cost and safety performance and environmental standards. We undertake exploration and development activities, primarily within economic transportation distance of our metal processing complex located in Flin Flon, Manitoba, Canada. Our production facilities consist of four operating mines, two concentrators and metallurgical facilities consisting of a zinc plant and copper smelter complex for the extraction of zinc and copper, together with gold and silver by-products. The Trout Lake, Konuto Lake, and 777/Callinan mines are located in the Flin Flon area, and ore from these mines is processed through the Flin Flon concentrator. The Chisel North mine and concentrator are located in the Snow Lake area. The Ruttan mine and concentrator at Leaf Rapids were closed in mid-2002 as the operation was no longer economically viable. Our downstream operating division, Zochem, consumes on average between 25% and 30% of our zinc production to produce zinc oxide.

        Between 1998 and 2004, we invested approximately $435 million in the 777 Project, which involved construction of the new 777 mine in Flin Flon, development of the Chisel North mine near Snow Lake, expansion of the Flin Flon concentrator capacity from 1.81 million to 2.18 million tonnes per year, and expansion of the Flin Flon zinc plant, including construction of a state-of-the-art electrolytic cellhouse with capacity to support annual production of 115,000 tonnes of cast zinc.

        Also in 1998, and in support of the 777 Project, we entered into an amending agreement in respect of certain existing collective bargaining agreements, which amending agreement prohibits strikes and lockouts through 2012 and provides for binding arbitration in the event that negotiated contract settlements are not achieved. In late 2003, HBMS restructured its administrative and overhead activities by building work systems around the concept of shared services. This saw previously distributed service groups such as engineering, maintenance and loss control consolidated so as to optimize skill utilization and labor efficiency. This resulted in a permanent reduction of 120 positions.

        The 777 Project, the labor amending agreement, closure of the Ruttan mine and the 2003 restructuring have resulted in a smaller workforce, higher labor productivity and lower unit operating costs and improved zinc and copper grades.

        We endeavor to operate the zinc plant and copper smelter at full capacity at all times. Purchased concentrates are used to fill excess plant capacity not utilized in the processing of concentrates produced from domestic mines. As such, requirements for purchased concentrates are determined by plant capacity and production capability at company owned mines. For the period January 1, 2001 to September 30, 2004, 57% of copper production came from company owned mines, while the remaining 43% came from purchased concentrates. For the same period, company mines contributed 89% of total zinc production with only 11% being sourced from purchased concentrate. The contribution to income earned from processing purchased concentrates is dependent upon the treatment and refining charges (TC/RCs) defined in the purchase agreement, as well as the freight cost (net of any credit from the vendor) of transporting the concentrate to Flin Flon. TC/RCs are set by the market on the basis of supply and demand for concentrates. Freight credits are generally set at parity with transport costs to a major world port. Fluctuations in TC/RCs and ocean freight costs can affect the extent to which economic purchased concentrate is available to us. As well, purchased concentrate availability can also be affected by operational changes at the concentrate supplier's mines.

        Metal sales volumes for any given period are affected by the volume and grade of ore mined, metal recovery through the concentrator and grade of purchased concentrate. For the 2001-2003 period, total ore volume mined declined and grade improved primarily as a result of the mid-2002 closure of the high volume, low grade Ruttan mine. In the first nine months of 2004, both zinc and copper grades improved further as the new 777 Mine came into commercial production.

        We sell substantially all of our copper anode, cast zinc and zinc oxide to CMM. CMM is a wholly-owned subsidiary of Considar Metal Marketing S.A. ("CMMSA"), which is a joint venture company that is 50% owned by us. CMM contracts with the White Pine copper refinery and other third parties to refine copper anodes into market-standard cathodes, and simultaneously to extract the contained precious metals from the anodes. The copper cathodes and precious metals are sold at market prices. Cast zinc slabs and blocks and zinc oxide are sold by CMM to customers in Eastern Canada and the United States. Sales of zinc oxide typically generate less than 10% of our revenues. We consolidate proportionally the results of CMMSA in our results.

        We require the use of specialized facilities and technology and rely on such facilities to maintain our production levels. We are highly integrated and as such do not allocate resources to, or report individual facilities as, profit centres.

Key Factors Affecting the Business

        Key factors affecting our results of operations and financial condition are zinc and copper prices, the U.S. dollar/Canadian dollar exchange rate, ore volume and grade, concentrator recoveries, treatment and refining charges for purchased concentrates, shipping costs, heavy fuel oil price, electrical power costs and the availability of, and wages for, labor.

        Concentrate purchases can differ materially from year to year depending primarily upon production from the Mines and, to a lesser degree, the treatment and refining charge regime in the concentrate market. Treatment and refining charges, together with concentrate freight costs, directly impact the profitability of processing purchased concentrate. As the margins earned from domestic concentrate are significantly larger than those earned from purchased concentrate, we seek to optimize ore volume and grade from our own mines. However, there is limited ability to change mine plans on short notice. As a result, concentrator recoveries are key in that metal not recovered through the concentrator will generally be replaced with less profitable purchased material. Expected declines in the production from our Mines may result in an increase in the amount of purchased concentrate we process, thereby reducing our profitability.

        Although copper sales generally account for a greater portion of total revenue than zinc sales, revenue (and income) is more sensitive to zinc price fluctuations as a much larger portion of zinc metal production comes from domestic concentrate. The U.S. dollar/Canadian dollar exchange rate is key to us in that metal is sold in U.S. dollars while the majority of costs, with the exception of concentrate purchases and third-party refining charges, are incurred in Canadian dollars.

        Fluctuations in the price of heavy fuel oil, although having a noticeable impact on smelter costs, have a relatively small impact on our overall costs compared to similar fluctuations in metal price or exchange rate. Electrical power costs are incurred primarily in the electrolytic cellhouse. On a unit basis, power costs remained unchanged for several years prior to 2004, with an approximate 5% increase approved in 2004, and a further 5% increase expected in 2005. Labor wages remained generally stable in recent years and this is expected to continue in the near future under the terms of the collective bargaining agreement.

Results of Operations

        The following table sets forth sales information and realized prices for the periods indicated.

					Nine Months Ended September 30
		Years Ended December 31,
Sales
		2001	2002	2003	2003	2004
Zinc	Tonnes	87,948	105,192	118,589	91,562	83,323
Copper	Tonnes	79,165	83,452	80,480	57,396	53,075
Gold	oz	68,972	59,319	57,636	40,331	50,175
Silver	oz	1,207,879	1,233,602	1,035,553	724,547	700,855
Zinc (including sales to Zochem)	($000)	122,578	131,945	140,653	106,191	115,857
Less Sales to Zochem		(29,010)	(28,972)	(35,870)	(27,725)	(29,188)
Zochem Zinc Oxide Sales		55,442	46,414	46,111	35,207	41,255
Copper		192,871	211,484	213,135	142,655	207,244
Gold		31,557	28,874	27,288	18,810	26,540
Silver		8,304	8,994	7,003	4,763	6,022
Cadmium and Other		60	56	40	28	69

Total HBMS Sales before Adjustment		381,802	398,795	398,360	279,929	367,799
Adjustment to Consolidate CMMSA		8,787	37,297	19,554	18,824	17,227

Total Consolidated HBMS Sales	($000)	390,589	436,092	417,914	298,753	385,026

Gross Realized Metal Prices:
Zinc	US$/lb	0.41	0.36	0.38	0.37	0.48
Copper	US$/lb	0.71	0.73	0.86	0.78	1.33
Gold	US$/oz	295.35	309.91	339.22	327.91	372.87
Silver	US$/oz	4.44	4.64	4.83	4.60	6.54
Average Exchange Rate for Period	$/US$	1.5491	1.5709	1.4010	1.4294	1.3282

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

  Revenue

        Revenue in the nine months ended September 30, 2004 was $392.1 million compared to $299.2 million in the nine months ended September 30, 2003, representing an increase of $92.9 million, or 31.0%. Metal prices were the largest single factor affecting sales in the first nine months of 2004. Realized copper prices increased from US$0.78/lb in the first nine months of 2003 to US$1.33/lb in the first nine months of 2004, and realized zinc prices increased from US$0.37/lb in the first nine months of 2003 to US$0.48/lb in the first nine months of 2004. The effect of these increased prices was partially offset by a decline in the U.S. dollar compared to the Canadian dollar, and by lower production levels. Total metal sales in the nine months ended September 30, 2004 were 83,323 tonnes of zinc and 53,075 tonnes of copper, compared to 91,562 tonnes of zinc and 57,396 tonnes of copper in the nine months ended September 30, 2003, or declines of 9.0% and 7.5%, respectively. Zinc sales in 2003 were augmented by approximately 4,000 tonnes of zinc cathode sold from inventory. An unusually high ore grade ratio of copper to zinc in early 2004 negatively affected zinc recoveries in the Flin Flon concentrator and resulted in lower zinc metal production rates compared to 2003. Copper production in the first nine months of 2004 was also affected by lower grade purchased concentrate feedstock.

  Operating Costs

        Operating costs in the nine months ended September 30, 2004 were $308.4 million compared to $316.2 million in the nine months ended September 30, 2003, representing a decrease of $7.8 million, or 2.5%. Excluding purchased concentrates, operating costs in the first nine months of 2004 were $220.4 million compared to $238.5 million in the first nine months of 2003. Incorporated in the lower 2004 costs are the effects of the restructuring program that was completed in late 2003. Contributing to the higher cost in 2003 was a drawdown of opening inventory that increased the volume and cost of sales. Concentrate purchases were

$88.0 million in the first nine months of 2004 compared to $77.7 million in same period in 2003, reflecting higher metal prices which more than offset volumes that were approximately 33% lower in the first nine months of 2004. Minimal zinc concentrate was purchased in the first nine months of 2004 due to increased concentrate production from the Mines and concentrators. During the first seven months of 2004, unit power costs were unchanged from the same period in 2003. A power cost increase of approximately 5% took effect August 1, 2004. Heavy fuel oil cost was $0.9 million lower in the first nine months of 2004 due to an 8% reduction in price from an average of $0.26/litre in the first nine months of 2003 compared to $0.24/litre in the first nine months of 2004.

  General and Administrative

        General and administrative costs in the nine months ended September 30, 2004 were $6.1 million, which was an increase of $0.9 million over the nine months ended September 30, 2003. The increase results from additional legal/audit fees and performance pay, offset in part by reduced consulting fees.

  Depreciation and Amortization

        Depreciation and amortization in the nine months ended September 30, 2004 was $39.9 million compared to $53.5 million in the nine months ended September 30, 2003, representing a decrease of $13.6 million, or 25.4%. The impairment charge recorded at the end of 2003 reduced asset values with a corresponding reduction in amortization and depreciation.

  Foreign Exchange

        We had a foreign exchange loss of $2.2 million in the first nine months of 2004 compared to a foreign exchange gain of $34.9 million in the first nine months of 2003. The gain in 2003 was primarily the result of the retirement in 2003 of U.S. dollar denominated commercial paper instruments, following a strengthening of the Canadian dollar against the U.S. dollar.

  Earnings

        As a result of the foregoing, we had earnings of $38.8 million in the first nine months of 2004 compared to a net loss of $42.9 million in the first nine months of 2003.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

  Revenue

        Revenue in fiscal 2003 was $418.8 million compared to $439.6 million in fiscal 2002, representing a decrease of $20.8 million or 4.7%.

        Zinc metal sales in fiscal 2003 were 118,589 tonnes compared to 105,192 tonnes in fiscal 2002, or an increase of 12.7%, primarily as a result of the installation of a cathode charging system in November 2002, which corrected melting furnace inductor failures that had occurred in fiscal 2002. Realized zinc prices increased from US$0.36/lb in 2002 to US$0.38/lb in 2003 and the U.S. dollar weakened by 11% against the Canadian dollar from 2002 to 2003. The net result was that zinc sales revenues were 7% higher in fiscal 2003 than in fiscal 2002.

        Copper metal sales were 80,480 tonnes in fiscal 2003 compared to 83,452 tonnes in fiscal 2002, or a decrease of 3.7%. The reduction in fiscal 2003 was due partially to a one month vacation shutdown of the copper smelter. Realized copper prices increased from US$0.73/lb in fiscal 2002 to US$0.86/lb in fiscal 2003, though the weaker U.S. currency moderated the effect on sales. Copper sales revenues were 0.8% higher in fiscal 2003 than in fiscal 2002.

        With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, precious metal by-product volume dropped. Gold and silver production in fiscal 2003 was 2% and 15% lower, respectively, than in 2002. Realized gold price was US$339/oz in fiscal 2003 compared to US$310/oz in fiscal 2002, and realized silver price was US$4.83/oz in fiscal 2003 compared to US$4.64/oz in fiscal 2002. The combination of the increase in prices, the decrease in volume and a weaker U.S. dollar compared to fiscal 2002 resulted in precious metal sales revenues that were 9% lower in fiscal 2003 than in fiscal 2002.

  Operating Costs

        Operating costs in fiscal 2003 were $430.6 million compared to $440.4 million in fiscal 2002, representing a decrease of $9.8 million, or 2.3%. Excluding purchased concentrates, operating costs in fiscal 2003 were $34.3 million lower than in fiscal 2002, due in part to the fact that fiscal 2003 did not include operating expenses of the high volume, low grade Ruttan mine which was closed in June 2002, partially offset by increased production from the higher grade 777/Callinan deposits. Concentrate purchases were $24.5 million higher in fiscal 2003 compared to fiscal 2002, primarily to meet requirements to replace material from the Ruttan mine. General wages for hourly employees did not change from fiscal 2002 to fiscal 2003. Other significant cost elements include power rates, which remained unchanged, and heavy fuel oil, which rose to $0.255/litre in fiscal 2003 compared to $0.221/litre in fiscal 2002. The heavy fuel oil price increase was offset by improvements in process efficiencies as total consumption decreased from 55.9 million litres in 2002 to 47.5 million litres in 2003.

  General and Administrative

        General and administrative costs in fiscal 2003 were $6.9 million compared to $9.6 million in fiscal 2002, representing a decrease of $2.7 million or 28.1%. In 2003, accruals were reduced to reflect lower projected performance-related payroll costs. Included in 2002 were additional management training costs and travel, and legal costs relating to customer credit issues.

  Depreciation and Amortization

        Depreciation and amortization in fiscal 2003 was $70.7 million compared to $66.4 million in fiscal 2002, representing an increase of $4.3 million, or 6.4%, primarily as a result of depreciation associated with the newly expanded zinc plant and new cellhouse, partially offset by the decrease in depreciation resulting from the closure of the Ruttan mine.

  Accretion and Exploration

        Accretion and exploration costs in fiscal 2003 were $7.6 million compared to $6.4 million in fiscal 2002, representing an increase of $1.2 million, or 18.7%, primarily resulting from an increase in exploration activity in 2003.

  Foreign Exchange

        We had a foreign exchange gain of $37.3 million in fiscal 2003 compared to a foreign exchange gain of $2.0 million in fiscal 2002. The gain in fiscal 2003 was due to the retirement of U.S. dollar denominated commercial paper instruments that had been issued in prior years when the U.S. dollar was much higher compared to the Canadian dollar.

  Impairment

        During 2003, a review of the realizable value of our assets in relation to their book value resulted in the recording of an impairment charge of $268.9 million. The impairment was determined using an estimate of future cash flows arising from estimated recoverable mine production, plant production levels, expected metal sales prices and cash costs of production, capital and reclamation, all of which are contained in detailed engineering life-of-mine plans. As a result of a decline in the projected realized prices of our products when converted into Canadian dollars, the carrying value of these assets was not considered to be recoverable based on future potential earnings and costs under current market conditions and ore reserve levels.

  Earnings

        As a result of the foregoing, we had a net loss of $330.1 million in fiscal 2003 compared to a net loss of $83.0 million in fiscal 2002.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

  Revenue

        Revenue in fiscal 2002 was $439.6 million compared to $409.6 million in fiscal 2001, representing an increase of $30.0 million or 7.3%.

        Zinc metal sales in fiscal 2002 were 105,192 tonnes compared to 87,948 tonnes in fiscal 2001, or an increase of 19.6%, as a result of processing of additional concentrate purchased to feed expanded capacity at the zinc plant and new electrolytic cellhouse commissioned in mid-2001. Realized zinc prices decreased from US$0.41/lb in 2001 to US$0.36/lb in 2002 and the U.S. dollar strengthened by 1% against the Canadian dollar from 2001 to 2002. The net result was that zinc sales revenues were 7.6% higher in fiscal 2002 than in fiscal 2001.

        Copper metal sales were 83,452 tonnes in fiscal 2002 compared to 79,165 tonnes in fiscal 2001, or an increase of 5.4%. Realized copper prices increased from US$0.71/lb in fiscal 2001 to US$0.73/lb and, together with the impact of the strengthened U.S. dollar compared to the Canadian dollar, copper sales revenues were 9.7% higher in fiscal 2002 than in fiscal 2001.

        With the closure of the high volume, low grade Ruttan copper/zinc mine in mid-2002, gold by-product volume dropped, with 2002 gold production 14% lower than in 2001. Silver production was unchanged with the reduction from the closure of the Ruttan mine offset by additional silver in purchased concentrate. Realized gold price was US$310/oz in fiscal 2002 compared to US$295/oz in fiscal 2001, and realized silver price was US$4.64/oz in fiscal 2002 compared to US$4.44/oz in fiscal 2001. The combination of the increase in prices, the decrease in gold volume and a stronger U.S. dollar compared to fiscal 2001 resulted in precious metal sales revenues that were 5% lower in fiscal 2002 than in fiscal 2001.

        Revenue for fiscal 2001 also included $17.3 million of business interruption insurance, compared to $1.7 million in fiscal 2002. The insurance settlements in both 2001 and 2002 related to a flood at the Ruttan mine and an accident in the copper smelter, both of which occurred in 2000.

  Operating Costs

        Operating costs in fiscal 2002 were $440.4 million compared to $417.4 million in fiscal 2001, representing an increase of $23.0 million, or 5.5%. Excluding purchased concentrates, operating costs in fiscal 2002 were $8.5 million lower than in fiscal 2001 due in part to the fact that the second half of fiscal 2002 excluded operating expenses of the Ruttan mine, which was closed in June 2002. Concentrate purchases were $31.5 million higher in fiscal 2002 compared to fiscal 2001, primarily to fill the increased zinc production capacity following completion of the zinc plant expansion and electrolytic cellhouse in mid 2001 and to meet requirements to replace material from the Ruttan mine. Power rates and heavy fuel oil prices remained unchanged. Included in fiscal 2001 operating costs was a $10.0 million writedown of inventories and a provision of $5.0 million for projected costs associated with the decision near year-end to close the Ruttan mine and concentrator in mid-2002. General wages for hourly employees in fiscal 2002 increased 1.75% from fiscal 2001 rates. Other significant cost elements include power rates which remained constant, and heavy fuel oil, which was also constant at $0.221/litre in fiscal 2002 compared to $0.223/litre in fiscal 2001.

  General and Administrative

        General and administrative costs in fiscal 2002 were $9.6 million compared to $10.3 million in fiscal 2001, representing a decrease of $0.7 million or 6.8%. This was due primarily to legal costs associated with a smelter accident that occurred in August 2000.

  Depreciation and Amortization

        Depreciation and amortization in fiscal 2002 was $66.4 million compared to $73.3 million in fiscal 2001, representing a decrease of $6.9 million, or 9.4%. Accelerated depreciation and amortization of $16 million was recognized in 2001 in anticipation of the Ruttan mine closure. Offsetting this, cellhouse depreciation began during 2002.

  Accretion and Exploration

        Accretion and exploration in fiscal 2002 was $6.4 million compared to $4.1 million in fiscal 2001, representing an increase of $2.3 million, or 56.1% due primarily to increased exploration activity in 2002.

  Foreign Exchange

        We had a foreign exchange gain of $2.0 million in fiscal 2002 compared to a foreign exchange loss of $33.0 million in fiscal 2001. The loss in fiscal 2001 was primarily due to the impact of the weaker Canadian dollar on U.S. dollar denominated commercial paper instruments.

  Earnings

        As a result of the foregoing, we had a net loss of $83.0 million in fiscal 2002 compared to a net loss of $129.7 million in fiscal 2001.

Cash Flows, Liquidity and Capital Resources

Liquidity and Capital Resources Prior to the Transactions

        Our liquidity requirements arise primarily from the need to fund capital expenditures for the maintenance and development of our mines and facilities, to fund working capital needs and to meet our debt service requirements. Our primary sources of liquidity are cash generated from operating activities and amounts available to us under our line of credit. In years prior to 2004, liquidity shortfalls were met with funding from Anglo American, our parent company prior to the Acquisition. During 2004, we have generated sufficient cash flow from operations to meet all of our operating and capital requirements.

        We maintain a $30 million line of credit with our bank. Our obligation under this line of credit is guaranteed by Anglo American plc. The facility is used for short-term cash requirements and to secure letters of credit, and bears interest at the prime rate. This facility will not be continued subsequent to the Acquisition.

        We have an interest free loan from the Province of Manitoba that is secured by an irrevocable standby letter of credit and guaranteed by Anglo American plc. In June of each of 2002, 2003 and 2004, we made repayments of $2 million in accordance with the terms of the loan agreement. The balance at September 30, 2004 was $17.5 million. Under the terms of the agreement with the Province, the loan is repayable in installments of $2 million in 2005, $4 million in each of 2006 and 2007 and $7.5 million in 2008. The existing terms of this loan provide that it is repayable, together with a premium, on a change of control of HBMS. We intend to negotiate with the Province of Manitoba to continue this loan on terms comparable to the existing loan. Among other things, we expect that the Province will require us to provide a letter of credit on our expected new credit facility or provide cash collateral in an amount equal to the outstanding principal amount under the loan. If we are unable to re-negotiate this loan we will repay the loan, prior to completion of the Acquisition out of cash on hand.

Cash Flow — Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

        Cash flow from operating activities in the first nine months of 2004 was $59.9 million, compared to $10.3 million in the first nine months of 2003, primarily due to higher metal prices in the first nine months of 2004, partially offset by U.S. dollar weakness.

        Total capital expenditures in the first nine months of 2004 were $47.9 million, including $11.5 million of capital expenditures relating to completion of the 777 mine and the Flin Flon concentrator, and the balance for capital development in the Mines. Total capital expenditures in the first nine months of 2003 were $89.3 million, which included $43.8 million relating to the 777 Project, and the balance of $45.5 being capital development and equipment.

        Financing activities in the first nine months of 2004 included $14.4 million of sale leasebacks to finance mobile mine equipment and repayment of $2.0 million of the loan from the province of Manitoba. In the first nine months of 2003, commercial paper borrowings of $479.5 million were repaid with proceeds from the issuance of preferred shares in the amount of $575.0 million to Anglo American. The balance of funds from the equity issue was used to fund operations and capital expenditures in the first nine months of 2003.

Cash Flow — Fiscal 2001, 2002 and 2003

        During 2001, 2002 and 2003, we consumed significant amounts of cash resources in our operations and capital investments. Cash outflows before financing were $504.8 million in total during the years 2001 through 2003. The major factor in this period was capital expenditures, which were $419.7 million in total during the period. Major project costs, primarily for the 777 Project, were $247.8 million of the total capital expenditures, the balance of which was for mine development and other sustaining capital.

        Cash used by operating activities was $69.6 million in 2001, declining to $11.8 million in 2002 and $3.7 million in 2003. The expanded zinc plant capacity and new zinc cellhouse, commissioned in 2001 to replace the previous facility and closure of the high volume, low margin Ruttan mine in 2002, contributed to improved cash flow from operations.

        To maintain liquidity during this period, commercial paper debt was issued to third parties in 2001 which, together with previously outstanding commercial paper debt, was repaid in 2002 and 2003. Our remaining net cash requirements were funded by equity injections from Anglo American. In 2003, Anglo American contributed $601.3 million of equity to fund the full repayment of our commercial paper borrowings and its operating cash requirements for the year.

Liquidity and Capital Resources Following the Transactions

        In connection with the Acquisition, we have received an indicative term sheet for a senior secured revolving credit facility in the amount of $50 million to be secured by accounts receivable and inventories. In addition, we intend to negotiate with the Province of Manitoba for the continuation of their existing loan to us. The existing loan is repayable together with a premium on a change of control of HBMS. Among other things, we expect that the Province will require us to provide a letter of credit on our expected new credit facility or provide cash collateral in an amount equal to the outstanding principal amount under the loan. If we are unable to renegotiate this loan, we will repay the loan prior to completion of the Acquisition out of cash on hand. See "Description of Material Indebtedness and Other Liabilities".

        We have derivative contracts in place in which an affiliate of Anglo American plc is the counterparty. To the extent these derivative contracts are not left in place after the Acquisition, we will liquidate these contracts or seek an alternative counterparty to assume these contracts.

        We believe that our cash and short term investments and cash flow from operations, together with borrowings under our new senior secured revolving credit facility, will be sufficient to fund our operations and commitments for the remainder of fiscal 2004 and fiscal 2005, including the exercise of CMM's option to acquire the White Pine refinery. However, the actual amounts of future cash flow and commitments are subject to a number of risks and uncertainties and, therefore, may vary from our projections. As a result, we cannot assure you that our sources of liquidity will be sufficient to enable us to meet our commitments. See "Risk Factors — Risks Relating to Our Business". In addition, we cannot assure you that we will be successful in negotiating the expected new credit facility on terms acceptable to us or at all. If we are not successful, we will need to seek other sources of liquidity which may be difficult to find. See "Risk Factors — Risks Relating to Our Business — We may not be able to generate sufficient cash to service all of our indebtedness, including the notes."

Contractual Obligations

        The following table summarizes, as at September 30, 2004, certain of our contractual obligations for the period specified:

	Payments Due by Period
Contractual Obligations (as at September 30, 2004)	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	($000)
Long-term debt obligations	$17,500	$2,000	$15,500	$—	$—
Capital lease obligations	13,584	2,747	5,959	4,878	—
Operating lease obligations	8,620	3,753	4,070	269	528
Purchase obligations	12,021	12,021
Pension and other employee future benefits obligations	13,439	13,439
Asset retirement(1)	51,100	1,043	8,062	2,000	39,995
Other long-term liabilities and contractual obligations	1,048	1,048	—	—	—

Total	$117,312	$36,051	$33,591	$7,147	$40,523

(1)
In December 2004, the Provinces of Saskatchewan and Manitoba informed us that, in their view, our current estimate for closure and related costs may be too low. See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations" and "Description of Material Indebtedness and Other Liabilities — Reclamation Security Agreements."

        The following is a description of certain of the contractual obligations outlined in the above table and of certain other commitments and obligations not included in the table:

Purchase Obligations

        Copper Refinery Obligation.    We have entered into a commitment to deliver 85,000 tons of copper anodes annually for refining during the next year, with the option to extend for an additional year, each year. In the event that we are unable to meet the terms of the contract, we would be required to make a payment of US$0.04 per pound of copper anode not delivered. The approximate amount of this obligation is $9.1 million.

        Copper Concentrate Purchase Obligation.    We have a commitment to purchase copper concentrate for payment based on a deemed delivery rather than a required physical delivery. The contract requires delivery of 72,000 tonnes annually for years 2004 to 2008. Payment is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a fixed treatment and refining credit. If we cannot process the deemed tonnage in a timely manner, we believe that we will be able to negotiate alternate arrangements for the sale or diversion of the tonnage. We have an annual commitment through 2008 to purchase 40,000 dry metric tonnes per year of copper concentrate from Compania Minera Dona Ines de Collahuasi ("Collahuasi") which is a Chilean joint venture company in which Anglo American has a significant interest. Payment is made 45 days after the date of the bill of lading, and is based on the market price of contained metal during a quotational period following delivery of the concentrate, less a treatment, refining, and freight credit. The agreement with Collahuasi does not require Collahuasi's consent to complete the Acquisition. Collahuasi has acknowledged that its obligations under the agreement remain in place after the transaction, although it has reserved its contractual right to renegotiate terms dealing with payment procedures after the Acquisition is completed. We intend to seek opportunities to swap the tonnage with other smelters (where a freight advantage exists). If we cannot process the concentrate or swap tonnage in a timely manner, management believes that alternate arrangements can be negotiated for the sale or diversion of the tonnage. No amount is included in the table due to the fact that price is dependent on future market prices.

        Other.    The remainder of purchase obligations comprises routine orders to purchase goods and services.

Pension and Other Employee Future Benefits Obligations

        Pension and other employee future benefits obligations represent the various contractual funding requirements for our pension plan and other employee future benefits in the 12 months ended September 30, 2005. The obligatory funding requirements for the pension plan and other employee future benefits are actuarily determined and are subject to future uncertainties, including the expected rate of return on plan assets, and the discount rate on pension obligations, each of which may change over time.

Asset Retirement Obligation

        The amounts included in the asset retirement obligation represent the estimated fair value of our present legal obligation for closure and related costs at all of our existing operating and non-operating mines and properties based upon the closure plans applicable to those mines and properties. We have recently been informed by the Provinces of Saskatchewan and Manitoba that, in their view, our current estimate of reclamation costs may be too low and the security for the reclamation obligations may not be sufficient. We have had preliminary discussions with the Provinces of Saskatchewan and Manitoba and have agreed to conduct a feasibility study to more accurately determine the estimated reclamation costs. The study is expected to be completed in the first half of 2005. We believe that our current reclamation cost estimate of approximately $51.1 million ($32.8 million on a present value basis at September 30, 2004) is adequate and is sufficiently secured by the existing security. However, we will provide additional security in the form of a letter of credit in the amount of $13 million during the period of the feasibility study. After completion of the feasibility study, the appropriate security will be determined with the Provinces. Although we believe our current estimate for our reclamation costs is sufficient, the estimate contained in the feasibility study may be materially larger. See "Risk Factors — Reclamation and mine closure costs could adversely affect our cash flow from operations" and "Description of Material Indebtedness and Other Liabilities — Reclamation Security Agreements."

Other Commitments and Agreements

        We have certain other commitments and agreements that are not included in the table above, including a profit sharing plan whereby 10% of our after tax earnings for any given fiscal year will be distributed to all employees in the Flin Flon/Snow Lake operations, with the exception of executive officers and key management personnel. See Note 18 to our consolidated financial statements contained elsewhere in this offering circular.

Off-Balance Sheet Arrangements

        We are not involved in any off balance sheet transactions.

Risk Profile

Overview

        We are subject to various risks in our day-to-day operations. The likelihood and severity of these risks are mitigated by application of high standards in the planning, construction and operation of our facilities. In addition, emphasis is placed on hiring and retaining competent personnel and developing their skills through training in safety and loss control. We have a solid track record of developing and operating base metal mines, and our safety record, as expressed by the widely-used frequency measure of lost time accidents per 200,000 hours worked, has followed a steady improvement curve, from more than 16 in 1994 to 0.9 in the first nine months of 2004.

        Business risk is also mitigated through the purchase of insurance coverage, including coverage for property damage, business interruption and liability.

Financial Risk and Financial Instruments

        Our net income is sensitive to fluctuations in metal prices. Further, the market prices of all of our metal products are U.S. dollar based and our net income is therefore sensitive to fluctuations in the US$/Cdn$ exchange rate. The approximate sensitivities of 2004 net income to movements in metal prices and exchange rates, using the first half of 2004 as a basis (and not assuming the effect of this offering), are shown in the following table.

	Change	Earnings Impact
Zinc	US1¢/lb	Cdn$	3.0 million
Copper	US1¢/lb	Cdn$	1.3 million
Gold	US$10/oz	Cdn$	0.9 million
Silver	US$1/oz	Cdn$	0.8 million
Exchange Rate	Cdn1¢/U.S.dollar	Cdn$	2.7 million

        In order to mitigate the impact of fluctuating metal prices and exchange rates, from time to time we enter into derivative transactions pursuant to our Risk Management Policies and Procedures. These policies prohibit the implementing of uncovered commodity and currency positions and we do not use complex derivatives to manage our exposures and do not hold commodity and currency positions for speculative purposes. The accounting policy relating to financial instruments and commodity contracts and details of forward contracts and options held by us are set out in Notes 2 and 14 to our consolidated financial statements. For a further discussion of the impact of metal prices and currency exchange rates on our business, see "Risk Factors".

Credit Risk

        Essentially all our sales are to CMM. CMM's financial results are proportionately consolidated into our financial statements. All of our accounts receivable from metal sales are with CMM. CMM provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. CMM mitigates its credit risk by carrying out credit evaluations on its customers, by making a significant portion of its sales on a cash basis and by maintaining insurance on its accounts receivable.

        We are exposed to credit risk in the event of non-performance by counterparties in connection with our derivative contracts. We do not obtain collateral or other security to support financial instruments subject to credit risk but mitigate this risk by dealing only with financially sound counterparties and, accordingly, we do not anticipate loss for non-performance.

Operational Risk

        The business of metal mining and processing is generally subject to certain types of risks and hazards, industrial accidents such as cave-ins, rock bursts, rock falls and flooding, unusual or unexpected rock formations, vessel or other structural failure, changes in the regulatory environment, equipment failures and metal losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining or processing (including partial or complete shutdowns), monetary losses and possible legal liability. As a result we could be required to incur significant costs that could have a material adverse effect on our financial performance, liquidity and results of operations.

        Our reserves are estimates and there can be no assurance that anticipated tonnage and grade can be achieved. To maintain or grow production levels over the long term we must continually replace mineral reserves depleted by production by upgrading mineral resources to reserves, expanding known orebodies or locating new ones. Success in mineral exploration is highly uncertain and there is a risk that future depletion of mineral reserves, through normal mining operations, will not be adequately replaced.

Environmental Risk

        Our activities are subject to extensive federal and local laws and regulations governing environmental protection and employee health and safety. We are required to obtain governmental permits and to comply with applicable decommissioning and reclamation rules. Although we make provision for reclamation costs, there can be no assurance that these provisions will be adequate to discharge the obligations associated with these regulations. Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages or revocation of permits and imposition of penalties. There can be no assurance that we have been or will be at all times in complete compliance with such laws and regulations or that the costs of complying will not have a material adverse effect on our financial performance, liquidity and results of operations.

Critical Accounting Estimates

        The preparation of our financial statements in accordance with Canadian GAAP requires our management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses. We evaluate the estimates periodically, including those relating to ore reserve determinations, asset impairment, in-process inventory quantities, future income tax valuation reserves, asset retirement obligations, pension obligations and other employee future benefits. Actual results could differ from these estimates by material amounts.

Ore Reserves

        Ore reserves are estimated to determine future recoverable mine production based on assessment of geological, engineering and metallurgical analyses, estimates of future production costs, capital costs and reclamation costs as well as metal prices. The costs of mineral properties and mine development are capitalized and amortized by the unit-of-production method based on related proven and probable ore reserves.

Impairment

        The carrying value of our operating mines and plant and equipment is periodically reviewed for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded to write down the asset to its fair value. During 2003 we determined that the carrying value of our property, plant and equipment and unamortized mine development expenditures did not reflect the fair value of those assets based on future potential earnings and costs. The carrying values of these items were written down by a total of $269 million based on the discounted cash flows forecast to be generated by our assets.

In-Process Inventories

        In-process concentrates and metal inventory quantities comprise the majority of our inventories by value, and represent materials that are in the process of being converted into saleable product. Measurement of in-process inventories is based on assays of material received at our metallurgical plants and estimates of recoveries in the production processes. Realizable value of in-process inventories is estimated at financial statement dates and inventories are carried at the lower of cost and net realizable value.

Future Tax Assets and Liabilities

        We use the liability method of tax allocation for accounting for income taxes. Under the liability method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities. Future tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the future tax assets will not be realized. We evaluate the carrying value of our future tax assets periodically by assessing our valuation allowance and by adjusting the amount of such valuation allowance, if necessary. The factors used to assess the likelihood of realization are forecasts of future taxable income and available tax planning strategies that could be implemented to realize future tax assets.

Asset Retirement Obligations

        Asset retirement obligations are estimated based on environmental plans, in compliance with current environmental and regulatory requirements. Decommissioning costs are estimated and provided for, along with an identical decommissioning asset, when a new mine or plant is placed into commercial production. The decommissioning asset is amortized on a straight-line basis over the life of the mine or plant. Restoration costs are estimated and accrued over the life of each operating mine. The accrued amounts are increased by an annual interest component such that at the end of the asset life the provision is equal to the balance estimated to be paid at that date.

        In view of the uncertainties concerning these future obligations, the ultimate timing and cost of reclamation and mine closure may differ materially from our estimates.

Pensions and Other Employee Future Benefits

        Our on-going health care benefit plans comprise the majority of post-retirement obligations. The obligations relating to these plans, together with pension plans maintained by us, are estimated based on actuarial determinations, which incorporate assumptions using management's best estimates of factors including plan performance, salary escalation, retirement dates of employees and drug cost escalation rates.

Changes in Accounting Policies

Financial Instruments and Commodity Contracts

        Effective January 1, 2004, the CICA issued Accounting Guideline 13 ("AcG-13") "Hedging Relationships", to clarify circumstances in which hedge accounting is appropriate. In addition, the CICA simultaneously amended EIC 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments" to require that all derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, be recorded in the balance sheet as either an asset or a liability with the changes in fair value recognized in earnings.

        As a result of this change in accounting policy, our earnings for the nine months ended September 30, 2004, increased by $4.1 million. Total assets increased by $13.7 million and total liabilities increased by $9.6 million as at September 30, 2004 as a result of this new accounting policy. Cash flow was not affected by this change. In accordance with the transitional provisions of AcG-13 and EIC-128, this new guideline has been applied prospectively whereby prior periods have not been restated.

        Further details on this change in accounting policy are set out in Note 2 to the financial statements.

        Further details on recent accounting pronouncements under U.S. GAAP are set out in Note 26 to the financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Results of Operations
Cash Flows, Liquidity and Capital Resources
Contractual Obligations
Off-Balance Sheet Arrangements
Risk Profile
Critical Accounting Estimates
Changes in Accounting Policies